UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42637

Antalpha Platform Holding Company
(Translation of registrant's name into English)

7 TEMASEK BOULEVARD, #31-02 SUNTEC TOWER 1,
SINGAPORE
038987
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Explanatory Note

Exhibit 99.1 to this current report on Form 6-K is incorporated by reference into the registration statement on Form F-3 of Antalpha Platform Holding Company (File No. 333-297222) and related prospectus, and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated October 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Antalpha Platform Holding Company

By	:	/s/ Paul Liang
Name	:	Paul Liang
Title	:	Chief Financial Officer
Date: October 22, 2026